Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2018 is provided by JELD-WEN Holding, Inc. (the “Company” or “JELD-WEN”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  Under the Rule, we are required to make certain disclosures regarding our manufactured products that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products.  As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite (coltan), wolframite, gold and their derivatives, which currently are limited to tin, tantalum and tungsten (collectively, the “conflict minerals” or “3TG”).
As detailed below, based on our reasonable country of origin inquiry, the Company has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”).  However, it remains challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data.  For that reason, we have not been able to rule out the possibility that some conflict minerals in our products may have originated in the Covered Countries and may not be from recycled or scrap sources.  Consequently, we exercised due diligence on the origin and chain of custody of the 3TGs and we are providing this Conflict Minerals Report to describe our due diligence processes and procedures. Based on our due diligence, none of our direct suppliers reported that their products contain 3TG originating from a smelter that supports armed groups in a Covered Country.
References in this report to “we,” “us” or “our” refers to the Company and our subsidiaries, unless otherwise specified or unless the context otherwise requires.

1.	Company Overview

JELD-WEN is one of the world’s largest door and window manufacturers. We design, produce and distribute an extensive range of interior and exterior doors, windows and related products for use in the new construction and the repair and remodel of residential homes and non-residential buildings. We operate 135 manufacturing facilities in 20 countries, located primarily in North America, Europe and Australia.

A.	Our Conflict Minerals Policy

JELD-WEN supports the humanitarian goal of ending violent conflict in the Covered Countries and is committed to avoiding the use of conflict minerals in its products that either directly or indirectly contribute to the ongoing turmoil in the Covered Countries.  JELD‐WEN does not directly purchase any conflict minerals, and we expect our suppliers to source any designated minerals from socially responsible sources. The Company’s Conflict Minerals Policy, which outlines the Company’s expectations and commitments, is publicly available at https://www.jeld-wen.com/en-us/about-us/company/conflict-mineral-policy.

B.	Our Supply Chain and Due Diligence

As a downstream company, JELD-WEN does not generally have a direct relationship with mines from which mineral ores are extracted, or with 3TG smelters and refiners or other upstream participants. There are multiple tiers between our direct suppliers and the 3TG smelter for a particular component, which makes it difficult for us to ascertain the ultimate source of 3TG that may be contained in products we manufacture. As a result, the Company must rely upon its direct suppliers to work with their upstream suppliers to provide accurate information on the origin of any 3TG contained in the components and materials that we purchase.

The Company’s supply chain is managed by a global procurement team that oversees local and regional sourcing and supplier arrangements. Our conflict minerals compliance process covers the supply chain for all of our operations. Specifically, we conducted an analysis of each of our products to identify those containing 3TG. This included reviewing our products’ bill of materials and consulting with procurement and engineering personnel. We reviewed our supplier list for all manufacturing locations and eliminated service providers and other non-manufacturing suppliers, as well as vendors with whom we spent less than $50,000 in 2018. Based on that criteria, we identified approximately 400 direct suppliers of materials and components worldwide in 2018.

We surveyed all direct suppliers identified through this process. For consistency, we sent the same conflict minerals letter to all identified suppliers globally, requesting that they provide information regarding 3TG and smelters using the Conflict Minerals Reporting Template (the “CMRT”), which was developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”). The EICC and GeSI are widely regarded as industry leaders in conflict minerals reporting. We instructed our suppliers in responding to our survey to designate on the CMRT any smelters used directly or indirectly. Through this process, 130 different smelters were identified by our suppliers. We reviewed these reported smelters against the list of smelters identified by the Responsible Minerals Initiative (“RMI”) as being conformant with the Responsible Minerals Assurance Process (“RMAP Conformant”). The RMAP Conformant list prepared by RMI consists of smelters and refiners (“SORs”) that have undergone a third-party audit of its company-level management processes for responsible mineral procurement. All of the smelters identified by our suppliers are RMAP Conformant.

2.	Conflict Minerals Compliance Program

A.	Design of our Compliance Program

Our conflict minerals compliance program has been designed to conform, in all material respects, with the framework described in The Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”). The OECD Guidance is an internationally recognized due diligence framework. Our specific due diligence efforts are discussed in this Conflict Minerals Report.

B.	Company Management Systems

(i)	Our Policy and Supplier Code of Conduct

JELD-WEN has a Conflict Minerals Policy, which is posted on our website. We also have a Supplier Code of Conduct (https://s3.us-east-2.amazonaws.com/cmd-jeld-wen-rebuild-stage/assets/documents/756087109.pdf), which applies to all suppliers who provide services and goods to the Company or any of its subsidiaries.

(ii)	Our Team

The Company has a cross-functional conflict minerals team to support our supply chain due diligence related to 3TG. Our conflict minerals team includes subject matter experts from relevant functions, including legal, compliance, finance, procurement and supply chain, engineering and information systems. This team meets on an as needed basis and engages with key stakeholders both internally and externally, collects and analyzes data and evaluates 3TG risks to establish the chain of custody and traceability of upstream suppliers, products and materials in the Company’s supply chain. Senior management is regularly briefed about the results of our compliance efforts and compliance updates are provided to the Audit Committee of our Board of Directors, as appropriate.

(iii)	Supplier Engagement

Education, engagement and oversight regarding our policies and expectations are an essential component of our management systems and are overseen by the working group. Accordingly, we expect our suppliers to (i) source materials from socially responsible suppliers, (ii) work with us to determine the potential use of 3TG in our supply chain and (iii) conduct the necessary due diligence and provide us with proper verification of the source of materials used in their products.

We send detailed communications to all of our in-scope direct suppliers of materials and components worldwide (excluding service and non-manufacturing suppliers), outlining our expectations concerning supply chain due diligence and directing suppliers to utilize the CMRT to provide the requested information. Specifically, we send a letter to our global manufacturing suppliers, followed up with several email communications and then we personally contacted certain suppliers who had not responded. We also make follow-up calls as necessary to these suppliers. Finally, we provide a Company contact to answer any questions the suppliers have regarding our conflicts mineral compliance program.

(iv)	Grievance Mechanism

We have established grievance mechanisms available to employees and suppliers to report violations of the law or Company policies, including our Conflict Minerals Policy. The Company has created the JELD-WEN Ethics Helpline, which provides employees and others a way to report concerns about potential violations. JELD-WEN’s Ethics Helpline is operated by a third-party to help ensure processing consistency and to protect anonymity. The Company encourages suppliers to report ethical concerns or policy violations as outlined in the JELD-WEN Supplier Code of Conduct.

(v)	Maintenance of Records

We retain relevant documentation we receive in connection with our conflict minerals compliance program and related due diligence, in compliance with the Company’s records management protocol.

C.	Identify and Assess Conflict Mineral Risk in the Supply Chain

To conduct our reasonable country of origin inquiry, we surveyed all in-scope direct suppliers of materials and components worldwide who were identified through our compliance process. Of the approximately 400 suppliers surveyed, we received responses from more than 75%. None of our direct suppliers reported that their products contain 3TG originating from a smelter that supports armed groups in a Covered Country.

We relied on our direct suppliers to provide us with information about the source of 3TG contained in their materials or components. Our direct suppliers similarly relied upon information provided by their suppliers. Our conflict minerals working group sent to our direct suppliers a notification describing the Company’s conflict minerals compliance program, conflict mineral training documentation and the CMRT. Using the CMRT, the working group solicited information from those suppliers regarding the inclusion of 3TG in the products they supply to the Company. The working group then reviewed the supplier responses against certain criteria to determine which required further investigation. The criteria included incomplete responses, inconsistencies within the data reported by suppliers and responses inconsistent with the 3TG analysis conducted by our internal team. In such instances, the working group worked directly with the suppliers to secure complete and updated responses. Where the supplier reported that a smelter may have sourced minerals from a Covered Country, we compared the list of smelters to the RMAP Conformant smelter list.  All known smelters that were reported by our suppliers as sourcing from a Covered Country appear on the RMAP Conformant list.

D.	Design and Implement a Strategy to Respond to Identified Conflict Mineral Risks

Based on the 3TG risks identified, the working group (i) analyzed and evaluated supplier responses against an established list of risk indicators to identify potential risks within the Company’s supply chain, (ii) re-evaluated the Company’s standard operating procedure to identify and act upon such risks, (iii) discussed the findings of our risk assessment with the Senior Vice President of Global Procurement and Associate General Counsel and (iv) refined and updated the Company’s strategy to manage such risks. In our 2018 review, we found no instance where it was necessary to implement risk mitigation efforts. We continue to engage in regular on-going risk assessment through our annual conflict minerals survey of suppliers.

E.	Independent Third-Party Audit of Supply Chain Due Diligence
In accordance with guidance issued by the U.S. Securities and Exchange Commission (the “SEC”), the Company is not required to submit an audit report of this Conflict Minerals Report prepared by an independent private sector auditor.

F.	Report on Supply Chain Due Diligence

This Conflict Minerals Report is being filed with the SEC as an exhibit to our Specialized Disclosure Report on Form SD. This report also is available on our website at https://investors.jeld-wen.com/financials/sec-filings/default.aspx.

3.	CONTINUOUS IMPROVEMENT EFFORTS

The Company will continue to work to improve its conflict minerals due diligence process.  To further mitigate the risk that any conflict minerals in our products finance or benefit armed groups, we will engage in continued supplier engagement to increase the number and quality of supplier responses. Further, when we become aware of a supplier who is not in compliance with our Conflict Minerals Policy, we will engage with the supplier for a remedy and, where necessary, find an alternative source of 3TG.

We also will engage with relevant trade associations and industry initiatives to help improve supply chain diligence best practices consistent with OECD Guidance.

Cautionary Language on Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our expectations and assumptions to not be accurate. Important factors that could cause actual results to differ materially from these expectations include, among other things, the challenges associated with understanding our entire supply chain to reach the source of conflict minerals; changes in law, regulations and the implementation of such laws and regulations concerning conflict minerals; and evolving practices that may influence our future actions.

Forward-looking statements included in this filing are made only as of the date of this filing, and the Company is under no obligation to update these statements to reflect subsequent events or circumstances. All subsequent written and oral forward-looking statements attributed to the company, or persons acting on its behalf, are qualified entirely by these cautionary statements.

Attachment A

RMAP Conformant Smelters

The following facilities have been reported to us by our suppliers as part of their supply chain for components and materials known to contain conflict minerals. Each is listed by RMI as a conformant smelter or refiner.  The facility names are listed as they appear on the RMI smelter list.
Gold

Heraeus Precious Metals GmbH & Co. KG
Asahi Refining Canada Ltd.
Kennecott Utah Copper LLC
Metalor Technologies (Suzhou) Ltd.
Metalor Technologies (Hong Kong) Ltd.
Metalor Technologies (Singapore) Pte., Ltd.
Metalor Technologies S.A.
Metalor USA Refining Corporation
Metalurgica Met-Mex Penoles S.A. De C.V.
Royal Canadian Mint
Umicore Brasil Ltda.
Umicore S.A. Business Unit Precious Metals Refining
United Precious Metal Refining, Inc.
Republic Metals Corporation

Tin

Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.
Jiangxi Ketai Advanced Material Co., Ltd.
Alpha
CV Gita Pesona
PT Aries Kencana Sejahtera
PT Premium Tin Indonesia
CV United Smelting
Dowa

EM Vinto
Estanho de Rondonia S.A.
Fenix Metals
Gejiu Non-Ferrous Metal Processing Co., Ltd.
Gejiu Zili Mining And Metallurgy Co., Ltd.
Huichang Jinshunda Tin Co., Ltd.
Gejiu Kai Meng Industry and Trade LLC
China Tin Group Co., Ltd.
Malaysia Smelting Corporation (MSC)
Metallic Resources, Inc.
Mineracao Taboca S.A.
Minsur
Mitsubishi Materials Corporation
Jiangxi New Nanshan Technology Ltd.
O.M. Manufacturing (Thailand) Co., Ltd.
Operaciones Metalurgical S.A.
PT Artha Cipta Langgeng
PT Babel Inti Perkasa
PT Bangka Tin Industry
PT Belitung Industri Sejahtera
PT Bukit Timah
PT DS Jaya Abadi
PT Eunindo Usaha Mandiri
PT Karimun Mining
PT Mitra Stania Prima
PT Panca Mega Persada
PT Prima Timah Utama
PT Refined Bangka Tin
PT Sariwiguna Binasentosa
PT Stanindo Inti Perkasa
PT Sumber Jaya Indah
PT Timah (Persero) Tbk Kundur
PT Timah (Persero) Tbk Mentok
PT Tinindo Inter Nusa
PT Tommy Utama
Rui Da Hung
Soft Metais Ltda.
Thaisarco
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.
White Solder Metalurgia e Mineracao Ltda.
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.
Yunnan Tin Company, Ltd.
CV Venus Inti Perkasa
Magnu's Minerais Metais e Ligas Ltda.
Melt Metais e Ligas S.A.
PT ATD Makmur Mandiri Jaya
O.M. Manufacturing Philippines, Inc.
PT Inti Stania Prima
CV Ayi Jaya
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company
Nghe Tinh Non-Ferrous Metals Joint Stock Company
Tuyen Quang Non-Ferrous Metals Joint Stock Company
CV Dua Sekawan
CV Tiga Sekawan
Resind Indústria e Comércio Ltda.
PT O.M. Indonesia
Metallo Belgium N.V.
PT Bangka Prima Tin
PT Sukses Inti Makmur

PT Kijang Jaya Mandiri
PT Menara Cipta Mulia
HuiChang Hill Tin Industry Co., Ltd.
Gejiu Fengming Metallurgy Chemical Plant
Guanyang Guida Nonferrous Metal Smelting Plant
Modeltech Sdn Bhd
Gejiu Jinye Mineral Company
PT Lautan Harmonis Sejahtera
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.

Tungsten

Chongyi Zhangyuan Tungsten Co., Ltd.
Fujian Jinxin Tungsten Co., Ltd.
Global Tungsten & Powders Corp.
Hunan Chenzhou Mining Co., Ltd.
Hunan Chunchang Nonferrous Metals Co., Ltd.
Japan New Metals Co., Ltd.
Ganzhou Huaxing Tungsten Products Co., Ltd.
Kennametal Fallon
Tejing (Vietnam) Tungsten Co., Ltd.
Vietnam Youngsun Tungsten Industry Co., Ltd.
Wolfram Bergbau und Hutten AG
Xiamen Tungsten Co., Ltd.
Xinhai Rendan Shaoguan Tungsten Co., Ltd.
Ganzhou Jiangwu Ferrotungsten Co., Ltd.
Jiangxi Yaosheng Tungsten Co., Ltd.
Jiangxi Xinsheng Tungsten Industry Co., Ltd.
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.
Malipo Haiyu Tungsten Co., Ltd.
Xiamen Tungsten (H.C.) Co., Ltd.
Jiangxi Gan Bei Tungsten Co., Ltd.
Ganzhou Seadragon W & Mo Co., Ltd.
Asia Tungsten Products Vietnam Ltd.
Chenzhou Diamond Tungsten Products Co., Ltd.
H.C. Starck Tungsten GmbH
H.C. Starck Smelting GmbH & Co. KG
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC
Jiangwu H.C. Starck Tungsten Products Co., Ltd.
Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji
Niagara Refining LLC
Hydrometallurg, JSC
South-East Nonferrous Metal Company Limited of Hengyang City
Philippine Chuangxin Industrial Co., Inc.
Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.
ACL Metais Eireli
Woltech Korea Co., Ltd.
Moliren Ltd.